Exhibit 99.6

CALL-NET ENTERPRISES INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

		Pre-recapitalization

(millions of Canadian dollars)	September 30, 2002	Dec. 31, 2001

		[Restated-note 1]
ASSETS
Cash and cash equivalents	2.8	15.5
Short-term investments	115.7	320.4
Accounts receivable [note 3]	94.1	133.7
Other current assets	2.2	59.4

Total current assets	214.8	529.0

Capital assets [note 4]	624.8	749.7
Other assets [note 5]	106.2	173.4

Total assets	945.8	1,452.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 6]	159.7	212.4
Future income tax liability [note 9]	—	36.8
Long-term liabilities [note 7]	513.1	2,626.2
Commitments [note 10]
Shareholders’ equity
Capital Stock [note 8]
Common Shares, unlimited authorized	45.6	—
Class B Non-Voting Shares, unlimited authorized	260.7	—
Preferred Shares, unlimited authorized	—	—
Pre-recapitalization Capital Stock [note 8]
Pre-recapitalization Common Shares, unlimited authorized	—	124.8
Pre-recapitalization Class B Non-Voting Shares, unlimited authorized	—	863.5
Pre-recapitalization Class C Non-Voting Shares, unlimited authorized	—	347.8
Deficit	(33.3)	(2,759.4)

Total shareholders’ equity (deficiency)	273.0	(1,423.3)

Total liabilities and shareholders’ equity (deficiency)	945.8	1,452.1

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

			Pre-recapitalization

			Three
	Three Months	Six Months	Months		Nine Months
	Ended	Ended	Ended		Ended

	Sept 30,	Sept 30,	March 31,	Sept 30,	Sept 30,
(millions of Canadian dollars, except per share amounts)	2002	2002	2002	2001	2001

				[Restated-	[Restated-
				note 1]	note 1]
Revenue	198.6	396.5	201.8	223.0	713.3
Carrier charges	113.9	232.3	116.8	120.1	378.2

Gross profit	84.7	164.2	85.0	102.9	335.1
Operating costs	69.7	158.9	73.1	65.8	220.9

Earnings (loss) before interest, taxes, depreciation and amortization and unusual items	15.0	5.3	11.9	37.1	114.2
Unusual items [note 12]	97.6	72.0	—	(1,095.6)	(1,103.6)

Earnings (loss) before interest, taxes, depreciation and amortization	112.6	77.3	11.9	(1,058.5)	(989.4)
Depreciation and amortization	(40.5)	(79.2)	(41.8)	(52.8)	(168.9)
Interest on long-term debt	(15.5)	(31.1)	(60.3)	(56.9)	(167.5)
Interest and other income (expense)	(1.3)	(1.3)	(0.8)	2.6	12.9
Foreign exchange gain (loss)	(25.7)	1.9	(1.8)	(93.3)	(117.7)

Earnings (loss) before taxes	29.6	(32.4)	(92.8)	(1,258.9)	(1,430.6)
Income tax benefit (expense) [note 9]	(0.5)	(0.9)	1.0	0.5	4.1

Net income (loss) for the period	29.1	(33.3)	(91.8)	(1,258.4)	(1,426.5)
Deficit, beginning of period	(62.4)	—	(2,759.4)	(1,402.8)	(1,234.7)

Deficit, end of period	(33.3)	(33.3)	(2,851.2)	(2,661.2)	(2,661.2)

Basic earnings (loss) per share [note 13]	1.22	(1.40)	(20.26)	(278.10)	(315.25)
Fully diluted earnings (loss) per share [note 13]	1.22	(1.40)	(20.26)	(278.10)	(315.25)

See accompanying notes

CALL-NET ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Pre-recapitalization

			Three
	Three Months	Six Months	Months		Nine Months
	Ended	Ended	Ended		Ended

	Sept 30,	Sept 30,	March 31,	Sept 30,	Sept 30,
(millions of Canadian dollars, except per share amounts)	2002	2002	2002	2001	2001

				[Restated-	[Restated-
				note 1]	note 1]
OPERATING ACTIVITIES
Net income (loss) for the period	29.1	(33.3)	(91.8)	(1,258.4)	(1,426.5)
Add (deduct) operating items not requiring cash:
Depreciation and amortization	40.5	79.2	41.8	52.8	168.9
Gain on repurchase of long-term debt [note 12]	(93.1)	(93.1)	—	—	—
Interest on long-term debt	—	—	35.7	33.0	96.2
Interest and other (income) expense	0.4	1.2	(0.2)	0.1	(2.7)
Foreign exchange (gain) loss	25.2	(3.0)	1.8	93.9	118.3
Losses (gains) on disposals [note 12]	(4.5)	(4.5)	—	3.3	(6.1)
Future income taxes	—	—	(2.4)	(1.8)	(5.4)
Writedown of goodwill	—	—	—	1,071.1	1,071.1
Writedown of capital assets [note 12]	—	10.7	—	18.6	28.0

Cash flow from operations before changes in non-cash working capital	(2.4)	(42.8)	(15.1)	12.6	41.8
Net change in non-cash working capital balances related to operations	1.3	53.9	(8.3)	5.8	(66.9)

Cash provided by (used in) operating activities	(1.1)	11.1	(23.4)	18.4	(25.1)

INVESTING ACTIVITIES
Decrease/(increase) in short-term investments	0.1	(12.5)	217.2	(262.6)	(213.9)
Acquisition of capital assets	(21.7)	(53.0)	(16.0)	(14.8)	(72.1)
Net proceeds on disposal of capital assets and rights	8.9	8.9	—	0.9	37.9
Increase in deferred costs	—	—	(2.6)	—	—
Additional investment in NorthPoint Canada	—	—	—	—	1.9

Cash provided by (used in) investing activities	(12.7)	(56.6)	198.6	(276.5)	(246.2)

FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(0.5)	(0.8)	(0.1)	(1.6)	(0.3)
Repurchase of long-term debt	(29.7)	(29.7)	—	—	—
Termination of cross-currency swaps	—	—	—	—	1.1

Cash provided by (used in) financing activities	(30.2)	(30.5)	(0.1)	(1.6)	0.8

Net increase (decrease) in cash and cash equivalents during the period	(44.0)	(76.0)	175.1	(259.7)	(270.5)
Cash and cash equivalents, beginning of period	46.8	78.8	15.5	289.1	299.9

Cash and cash equivalents, end of period	2.8	2.8	190.6	29.4	29.4

See accompanying notes

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Call-Net Enterprises Inc. and its subsidiary companies [collectively “the Company”]. These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements.

Comparative Figures

Comparative financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below. In addition, certain comparative financial statement balances have been restated to conform to the current year financial statement presentation as described in note 2 and note 7(c).

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan"], Rights Plan [“Rights Plan"] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Corporation has used an effective date of April 1, 2002. The Company’s balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002			Write-downs and		April 1, 2002
	Balance prior to	Re-capitalization		fresh start		Balance after
	re-capitalization	adjustments		adjustments		adjustments

	[Restated]
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the Noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S. $9.2 paid in February 2002,

b.	shares equal to approximately 80% of the equity of the recapitalized Company and,

c.	U.S.$377.0 Senior Secured Notes due 2008,

determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)	Immediately after the Plan of Arrangement, Sprint U.S. invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint U.S. also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)	The write off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint Communications Company L.P. [“Sprint L.P”].

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

(6)	Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carry forward balances of approximately $1,600 against the gain on retirement of the long-term debt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statement are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles [“Canadian GAAP”]. These policies and methods of applications are the same as the most recent annual statements, except that the Company’s assets and liabilities have been comprehensively revalued as described in note 1 above, and except for the following items:

(a)	Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants’ Section 1650, “Foreign Currency Translations”. The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy. The effect of this change resulted in an increase to net loss of $90.3 for the 3-month period ended September 30, 2001, an increase to net loss of $107.4 for the 9-month period ended September 30, 2001, and a decrease to other assets and an increase to deficit of $156.2 as at December 31, 2001.

(b)	On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption, except for awards settled in cash. The adoption of the new recommendations did not impact the interim consolidated financial statements.

Stock-based compensation awarded to non-employees is accounted for using the fair value method. Awards granted under the Company’s New Restricted Stock Unit Plan can be settled in cash at the employee’s option. As a result, these awards are accounted for as a liability and the compensation expense is remeasured at each reporting period based on the current market value of the underlying shares. No compensation expense for stock options granted to employees under the Company’s New Incentive Stock Option Plan is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

The pro-forma disclosure of net income and earnings per share is required only for awards granted after the date of adoption. Although the Company has granted awards subsequent to January 1, 2002, pro-forma net income and earnings per share have not been presented as the impact on net income and earnings per share would not be significant.

(c)	Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Section 3062, “Goodwill and Other Intangible Assets”. Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company does not have any goodwill and determined that it has no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the interim consolidated financial statements.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

3. ACCOUNTS RECEIVABLE

		Pre-recapitalization

	September 30, 2002	December 31, 2001

Trade receivables	107.4	134.4
Other	4.9	18.2
Allowance for doubtful accounts	(18.2)	(18.9)

	94.1	133.7

4. CAPITAL ASSETS

				Pre-recapitalization

	September 30, 2002			December 31, 2001

		Accumulated			[Restated]
		Depreciation	Net		Accumulated
		and	Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Multiplex and telephone switch equipment	449.3	38.0	411.3	669.9	257.1	412.8
Fibre optic cable	108.1	3.2	104.9	186.0	53.6	132.4
Computer equipment and software	109.0	34.2	74.8	252.6	155.5	97.1
Buildings	14.6	0.2	14.4	13.9	1.5	12.4
Leasehold improvements	10.6	0.8	9.8	35.2	23.3	11.9
Furniture and fixtures	10.3	1.3	9.0	30.3	26.4	3.9
Land	0.6	—	0.6	0.6	—	0.6
Assets available for sale	—	—	—	103.6	25.0	78.6

	702.5	77.7	624.8	1,292.1	542.4	749.7

Prior to the application of fresh start accounting, the assets available for sale were written down to a value of nil due to the prolonged period of time for which no formal offers to purchase had come forward.

In connection with fresh start accounting, accumulated depreciation balances are reset to nil and cost represents management’s best estimates of fair market values on April 1, 2002, which were generally supported by recent independent third party appraisals [note 1]. As part of this exercise, management reassessed the remaining useful life of the capital assets. As a result, the remaining useful life of furniture and fixtures was increased to 4 years.

Included in accumulated depreciation and amortization is the writedown of certain capital assets [note 12].

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

5. OTHER ASSETS

				Pre-recapitalization

	September 30, 2002			December 31, 2001

					[Restated]
		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Customer relationships	103.4	12.2	91.2	200.0	90.5	109.5
Financing costs	—	—	—	53.6	16.8	36.8
Technology and product rights	—	—	—	44.7	35.9	8.8
Trademarks	—	—	—	14.9	11.9	3.0
Prepaid right of way	8.6	—	8.6	9.8	—	9.8
Deferred costs	6.0	—	6.0	5.0	—	5.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.5	—	0.5

	118.4	12.2	106.2	328.5	155.1	173.4

In connection with fresh start accounting, the accumulated depreciation and amortization balance for customer relationships is reset to nil and cost represents management’s best estimates of the fair market value on April 1, 2002 [note 1]. As part of this exercise, management reassessed the remaining useful life of the customer relationships and determined no change was required.

Pursuant to the Plan of Arrangement, the unamortized balances of the financing costs, technology and product rights, and trademarks were included within the recapitalization adjustments [note 1]. The reduction was recorded as a charge against the deficit.

Under fresh start accounting, the Company’s long term investment in Cybersurf Corp. was written down by $0.1. This write down was included within the fresh start adjustments [note 1].

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		Pre-recapitalization

	September 30, 2002	December 31, 2001

		[Restated]
Accrued liabilities and trade payables	55.3	88.0
Carrier payables	63.2	65.4
Accrued interest	12.5	19.9
Payroll related liabilities	8.2	15.5
Current portion of right of way liability	1.9	1.0
Other	18.6	22.6

	159.7	212.4

Effective April 1, 2002, the Company reclassed the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

7. LONG-TERM LIABILITIES

			Pre-recapitalization

		September 30,	December 31,
	Interest Rate	2002	2001

			[Restated]
(a) Senior Secured Notes due 2008	10.625%	474.9	—
(b) Pre-recapitalization Senior Discount Notes due 2007	9.270%	—	412.5
(b) Pre-recapitalization Senior Notes due 2007	8.375%	—	100.0
(b) Pre-recapitalization Senior Discount Notes due 2008	8.940%	—	602.1
(b) Pre-recapitalization Senior Notes due 2008	8.000%	—	278.7
(b) Pre-recapitalization Senior Discount Notes due 2009	10.800%	—	477.3
(b) Pre-recapitalization Senior Notes due 2009	9.375%	—	716.7

Long-term debt		474.9	2,587.3
(c) Right of way liability	10.0%	38.2	38.9

Total long-term liabilities		513.1	2,626.2

(a) Senior Secured Notes due 2008

During the three months ended September 30, 2002, the Company purchased for cancellation a total of U.S. $77.5 of the outstanding U.S. $377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7. A gain of $93.1 was recorded as an unusual item [note 12].

The Company’s remaining outstanding U.S. $299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes will bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes will be senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Pre-recapitalization Notes

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company [note 1].

(c) Right of way liability

Effective April 1, 2002, the Company reclassed the long-term portion of its right of way liability to long-term liabilities. The comparative figures have been restated to conform to this presentation.

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated asset for the right of ways are recorded in capital assets.

The future payments for the next five years are as follows:

2003	5.4
2004	4.6
2005	4.6
2006	4.6
2007	4.6
Thereafter	51.8

Total future minimum payments	75.6
Less imputed interest	(35.5)

40.1
Less current portion	1.9

38.2

8. CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The Common Shares rank pari passu with the Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in certain circumstances. The Class B Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Preferred Shares

The Company is authorized to issue an unlimited number of the Preferred Shares, although no Preferred Shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into the Sprint Agreement, Sprint U.S. was issued one Preferred Share (for a value of $1 dollar) and is the first holder of the Preferred Shares. There were no other Preferred Shares outstanding at September 30, 2002. The Preferred Shares are generally non-voting and have no right to dividends. Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares also have a priority right over all other classes of

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

shares to receive a return of capital equal to $1 dollar per Preferred Share upon the liquidation dissolution or winding-up of the Company.

Shares Number of Shares	Common	Class B	Preferred

Balance, December 31, 2001	—	—	—
Issued pursuant to Plan of Arrangement	3,686,833	20,152,805	1
Converted during the six months ended September 30, 2002, net	(14,768)	14,768	—

Balance, September 30, 2002	3,672,065	20,167,573	1

Dollars	Common	Class B	Preferred

Balance, December 31, 2001	—	—	—
Issued pursuant to Plan of Arrangement	45.8	260.5	—
Converted during the six months ended September 30, 2002, net	(0.2)	0.2	—

Balance, September 30, 2002	45.6	260.7	—

On April 17, 2002, pursuant to the Plan of Arrangement, the Company completed a private placement of 1,191,987 Class B Non-Voting Shares for an aggregate purchase price of $25.0 to Sprint U.S. There were no selling fees or commissions payable and the funds received will be used for general corporate purposes.

Due to the capital reorganization of the Company [note 1], the resulting capital stock balance of $306.3 differs from the legal stated capital of $200.0 by $106.3. This difference is a result of the recapitalization and fresh start adjustments [note 1].

Stock Options

The Company has a New Incentive Stock Option Plan [“Option Plan"], the terms and conditions of which are set out in the Plan of Arrangement. Under the Option Plan, the Company currently has reserved a maximum of 2,261,000 Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable Shares on the Toronto Stock Exchange on the business day preceding the date on which the Option is granted, or re-priced, as the case may be. Vesting of the options, which occurs in three yearly installments of 33.3% each, is also dependent on the stock price reaching certain performance levels.

All options outstanding under the previous plan were cancelled pursuant to the Plan of Arrangement [note 1].

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares

	September 30, 2002

		Weighted-
		Average
	Number	Exercise Price
	Outstanding	Per Share

Balance, April 1, 2002	—	—
Granted during the six months ended September 30, 2002	1,013,500	8.29
Cancelled during the six months ended September 30, 2002	(33,700)	8.50

Balance, September 30, 2002	979,800	8.28

Exercisable, September 30, 2002	—	—

During the period, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at September 30, 2002, there were no Class B Non-Voting Shares stock options outstanding.

Shareholders’ Rights Plan

The Company has a New Shareholders’ Rights Plan [“Rights Plan”], the terms and conditions of which are set out in the Plan of Arrangement. The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 10% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each Share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new Share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of $200 dollars on payment of $100 dollars.

Restricted Stock Unit Plan

Pursuant to the Plan of Arrangement, the New Restricted Stock Unit Plan [“RSUP”] for key executives was implemented. Restricted stock units [“RSU’s”] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of Shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If Shares are to be delivered, the Company will have the option to deliver Shares issued from treasury or Shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of Shares deliverable to participants under the RSUP shall be 678,000 Shares. The maximum term for any RSU is three years. During the three month period ended June 30, 2002, 652,000 RSU’s were granted which will vest in three annual installments of 33.3% each. There was no resulting compensation expense recorded. During the three month period ended September 30, 2002, no RSU’s were granted.

9. INCOME TAXES

As part of the recapitalization, the amount of income tax losses available to reduce future years’ taxable income has been reduced by approximately $1,600. The tax effect of the remaining losses has not been recorded in the accounts.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

10. COMMITMENTS

On April 10, 2002, the Company and Sprint Corporation [“Sprint U.S.”] executed an agreement [the “Sprint Agreement”] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement will be for a period of 10 years commencing January 1, 2002. The Sprint Agreement includes that Sprint U.S., or its affiliates, will provide various products and services. In addition, the Company will continue to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint U.S. have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

11. ACQUISITION

On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time ICR Inc., a provider of customized, managed and hosted call processing solutions, for $0.8. The purchase equation has not been finalized. The assets and liabilities acquired are estimated to be less than $3.0 and $2.8 respectively. The Company also has a call right under a contractual arrangement with a member of the Company’s management who owns 51% of the outstanding voting rights of Time ICR Inc. As a result, while the Company does not have voting control of Time ICR, the Company has determined under generally accepted accounting principles it will consolidate its interest in Time ICR.

12. UNUSUAL ITEMS

			Pre-recapitalization

	Three	Six	Three		Nine
	Months	Months	Months		Months
	Ended	Ended	Ended		Ended

	Sept 30,	Sept 30,	March 31,	Sept 30,	Sept 30,
	2002	2002	2002	2001	2001

Gain on repurchase of long-term debt [note 7]	93.1	93.1	—	—	—
Writedown of goodwill	—	—	—	(1,071.1)	(1,071.1)
Loss on closure of subsidiary	—	—	—	(21.2)	(21.2)
Gain (loss) on sale of capital assets and rights	4.5	4.5	—	(3.3)	6.1
Special charges	—	(25.6)	—	—	(17.4)

	97.6	72.0	—	(1,095.6)	(1,103.6)

During the three months ended September 30, 2002, the Company disposed of certain intangible rights under a licensing agreement for proceeds of $4.5.

During the six months ended September 30, 2002, the Company recorded a special charge of $14.9 for severance, facility and lease termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at September 30, 2002, $7.7 of the provision was included in accounts payable and accrued liabilities. Approximately $0.9 will be paid by December 31, 2002 and the remainder will be paid over the terms of the related leases up to a maximum period of 8 years.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

During the three months ended September 30, 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company’s revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company’s average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management’s best estimates.

Based on this assessment, the Company recorded a $1,071.1 writedown of goodwill. The charge is included in the caption “Unusual items” on the Consolidated Statements of Operations and Deficit.

The Company also reviewed the estimated useful life of the remaining long-lived assets and determined that the useful life of the fONOROLA customer list should be reduced from 10 years to 8 years on a prospective basis beginning October 1, 2001. The annual impact on amortization expense was $6.3.

During the three months ended September 30, 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge includes $18.6 for writedowns of capital assets and $2.6 for severance and contract termination costs.

During the three months ended September 30, 2001, the Company disposed of certain non-revenue generating switch equipment and recorded a loss of $3.3.

During the nine months ended September 30, 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets and realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps.

13. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [2002 — 23,839,638]. Earnings (loss) per share for the prior year and three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 — 4,529,550; December 31, 2001 — 4,522,439; September 30, 2001 — 4,522,439]. Due to the average market price of the shares not exceeding the exercise price of the outstanding options during the three months ended September 30, 2002, incremental shares from the potential exercise of stock options would be anti-dilutive. Due to a loss for the six months ended September 30, 2002, the three months ended March 31, 2002 and 2001, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

14. SEGMENTED INFORMATION

     The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to two market segments: (i) Residential customers and (ii) Business, including small, medium and large business and government customers. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada.

Customer Segments

			Corporate
	Residential	Business	and other	Total

Three months ended September 30, 2002
Long distance	36.1	89.0	—	125.1
Data	4.8	48.2	—	53.0
Local	14.1	6.4	—	20.5
Total revenues	55.0	143.6	—	198.6
Operating costs	(18.4)	(19.6)	(31.7)	(69.7)

	36.6	124.0	(31.7)	128.9

Carrier costs				(113.9)

Earnings before interest, taxes, depreciation and amortization and unusual items				15.0

Six months ended September, 2002
Long distance	69.2	181.4	—	250.6
Data	9.9	99.7	—	109.6
Local	24.7	11.6	—	36.3

Total revenues	103.8	292.7	—	396.5
Operating costs	(40.6)	(50.7)	(67.6)	(158.9)

	63.2	242.0	(67.6)	237.6

Carrier costs				(232.3)

Earnings before interest, taxes, depreciation and amortization and unusual items				5.3

CALL-NET ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

			Corporate
	Residential	Business	and other	Total

Three months ended March 31, 2002 [Pre-recapitalization]
Long distance	34.8	95.9	—	130.7
Data	5.4	53.5	—	58.9
Local	8.5	3.7	—	12.2

Total revenues	48.7	153.1	—	201.8
Operating costs	(17.9)	(24.3)	(30.9)	(73.1)

	30.8	128.8	(30.9)	128.7

Carrier costs				(116.8)

Earnings before interest, taxes, depreciation and amortization and unusual items				11.9
Three months ended September 30, 2001 [Pre-recapitalization]
Long distance	40.3	108.0	—	148.3
Data	6.5	61.3	—	67.8
Local	4.9	2.0	—	6.9

Total revenues	51.7	171.3		223.0
Operating costs	(15.9)	(23.3)	(26.6)	(65.8)

	35.8	148.0	(26.6)	157.2

Carrier costs				(120.1)

Earnings before interest, taxes, depreciation and amortization and unusual items				37.1
Nine months ended September 30, 2001 [Pre-recapitalization]
Long distance	133.7	354.6	—	488.3
Data	22.0	186.5	—	208.5
Local	11.4	5.1	—	16.5

Total revenues	167.1	546.2	—	713.3
Operating costs	(51.1)	(84.4)	(85.4)	(220.9)

	116.0	461.8	(85.4)	492.4

Carrier costs				(378.2)

Earnings before interest, taxes, depreciation and amortization and unusual items				114.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis explains trends in Call-Net’s financial condition and results of operations for the quarter and nine months ended September 30, 2002 compared with the operating results for the quarter and nine months ended September 30, 2001. It also compares the balance sheet as at September 30, 2002 to December 31, 2001. This discussion and analysis is intended to help shareholders and other readers understand the dynamics of Call-Net’s business and the key factors underlying its current financial results and future prospects.

Certain statements in management’s discussion and analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Call-Net, or industry results, to be materially different from any future results, performance or achievements of Call-Net, or industry results expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition, and the ability of Call-Net to attract and retain key employees.

Overview

As Call-Net’s recapitalization was completed on April 10, 2002, all of its assets and liabilities were comprehensively revalued as at April 1, 2002 pursuant to CICA Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Section 1625 is commonly referred to as “fresh start” accounting. The recapitalization and comprehensive revaluation both required a number of adjustments to be made to Call-Net’s balance sheet. The changes as a result of both the recapitalization and application of fresh start accounting are summarized in Note 1 to the interim financial statements. As a result of the recapitalization, Call-Net is positioned with a much improved capital structure and significantly lower interest expense.

Generally, CICA Handbook Section 1625 suggests prior period figures not be included in the financial statements of an enterprise that has comprehensively revalued its assets and liabilities as a result of a financial reorganization. However, pursuant to regulatory requirements, we have provided pre-recapitalization comparative financial statements and where relevant this management discussion and analysis contains related comparative commentary.

In June, Call-Net’s management determined, based on a disappointing CRTC price cap decision and continuing difficult market conditions, that its financial resources could only support a slower growth profile. Accordingly on June 27, 2002, Call-Net announced it was slowing the introduction of its competitive residential telephone service in certain markets, delaying the introduction of other competitive services and restructuring its internal organization to further streamline and focus its operations in order to achieve its primary financial goal of being cash flow self-sufficient. As part of the internal restructure, Call-Net also announced it intended to reduce its workforce by 15% or approximately 350 positions in the third quarter. In addition operating expenses and capital expenditures related to the growth programs were to be cut in the third and fourth quarter.

During the third quarter ended September 30, 2002, Call-Net executed the key elements of its plan to become cash flow self-sufficient. During the third quarter, the number of employees was reduced from 2,390 to 2,033 — a reduction of 357 full time equivalents. Marketing, advertising and provisioning costs were cut, as were employee related costs. While costs declined, Call-Net was still successful in adding 28,000 local lines bringing the total of local lines to over 158,000 by the end of the third quarter.

Capital investments totaled $21.7 million this quarter compared to $31.3 million in the previous quarter. Much of the investments made in the third quarter were a result of previous purchase commitments. In the fourth quarter, the level of capital investment is expected to decline further as Call-Net’s expenditures will be limited to maintaining, rather than expanding the Company’s fixed asset base.

In the third quarter, Call-Net purchased for cancellation a total of U.S. $77.5 million of its 10.625 per cent Senior Secured Notes due December 31, 2008 at market prices. The total cost of these purchases to Call-Net was $29.7 million, including commissions. The purchase of these Notes will reduce Call-Net’s annual interest expense by approximately $13 million. The Company recorded a gain this quarter of $93.1 million in respect of these purchases as an unusual item.

Despite a disappointing CRTC price cap decision some progress was made on the regulatory front in the third quarter. On July 17th, the incumbent carriers (“ILECs”) filed new Phase II cost studies in respect of direct access and tandem access services. Call-Net must use these services in originating and terminating long distance calls over the incumbents’ local networks. These studies revealed that Call-Net had been paying substantially more than the ILECs’ costs for the services. Call-Net immediately requested that the price it was paying be adjusted on an interim basis to the pricing indicated by the cost studies. While the ILECs requested Call-Net’s submission be rejected, the CRTC ruled in favour of Call-Net on September 30. Call-Net’s year-end cash position will benefit by approximately $7 million because of this decision. We believe this ruling reflects the CRTC’s willingness to consider alternatives with respect to ensuring that regulatory decisions support fair competition in the Canadian telecommunications industry.

While the Company was not cash flow self-sufficient in the third quarter, it moved significantly towards meeting this goal. If the Company can continue to offset long distance and data pricing pressure by growing its residential and business local service revenue, Call-Net believes it should be able to achieve cash flow self-sufficiency by the first quarter of 2003.

Operating Results

Highlights

Call-Net’s third quarter financial performance was within the range of management’s expectations. Revenue at $198.6 million was up $0.7 million from the previous quarter. This was the first sequential increase in revenue since the first quarter of 2000, 10 quarters ago. Earnings before interest, taxes depreciation and amortization (“EBITDA”) before unusual items, improved from a loss of $9.7 million in the second quarter to EBITDA before unusual items of $15.0 million this quarter This $24.7 million improvement was primarily attributable to the $19.5 million decline in operating expenses to 35.1% of revenue compared to 45.1% in the second quarter. A $4.5 million decline in carrier charges also contributed to the improved EBITDA. Carrier charges, as a percent of revenue, declined to 57.4% this quarter from 59.8% in the previous quarter.

The decline in carrier charges was more modest than anticipated and, as a percent of revenue, carrier charges remain unacceptably high. Call-Net continues to believe the CRTC needs to reconsider its initial position on limiting the Digital Network Access costs that will be subject to the price cap decision. All of Call-Net’s Digital Network Access costs should be subject to Phase II cost studies resulting in more acceptable cost plus 15% pricing. Call-Net’s gross margin needs to improve from current levels if it is to actively invest in expanding its facilities and sustain competition in the Canadian telecom industry. A broader reduction in Digital Network Access costs would greatly assist in Call-Net achieving the higher margin necessary for it to begin investing in the expansion of its business again.

Call-Net’s EBITDA, including unusual items of $97.6 million, totaled $112.6 million this quarter. The unusual items related primarily to a $93.1 million gain on the repurchase for cancellation of U.S. $77.5 million of the Company’s senior secured notes. The Company also realized a gain of $4.5 million on the sale of certain intangible rights under a licensing agreement.

Call-Net’s third quarter net income of $29.1 million resulted in earnings per share of $1.22. Excluding the $97.6 million in unusual gains, Call-Net had a net loss of $68.5 million, a loss of $2.88 per share.

At September 30, Call-Net had $118.5 million in cash and short-term investments, down $44.1 million from $162.6 million at June 30, 2002. The release of $34.5 million from an escrow account established in 1999 to fund any claims against the company by former executives partially offset a $30.4 million semi-annual interest payment, a $29.7 million payment to repurchase U.S. $77.5 million of secured long-term notes and the investment of $21.7 million in capital assets. Call-Net believes it has sufficient financial resources to fund its current business plan.

Factors affecting revenue, gross margin and operating costs are discussed in detail below.

Revenue

For the quarter ended September 30, 2002, Call-Net’s revenue was $198.6 million compared to $223.0 million for the same period in 2001, a decrease of 10.9%. For the nine months ended September 30, 2002, revenue was $598.3 million compared to $713.3 million in the previous year, a decline of 16.1%. However, compared to revenue of $197.9 million in the immediately preceding quarter, Call-Net’s revenue in the third quarter improved by $0.7 million or 0.4%.

Revenue is analyzed by business segment and product category in the table below.

Revenue Analysis

				Variance from		Variance from				Variance from
	Three Months Ended			Prior Year		Preceding Quarter		Nine Months Ended		Prior Year

	Sept 30,	Sept 30,	June 30,					Sept 30,	Sept 30,
($ Millions)	2002	2001	2002	$	%	$	%	2002	2001	$	%

Long distance	89.0	108.0	92.4	(19.0)	(17.6)%	(3.4)	(3.7)%	277.3	354.6	(77.3)	(21.8)%
Data	48.2	61.3	51.5	(13.1)	(21.4)%	(3.3)	(6.4)%	153.2	186.5	(33.3)	(17.9)%
Local	6.4	2.0	5.2	4.4	220.0%	1.2	23.1%	15.3	5.1	10.2	200.0%

Business	143.6	171.3	149.1	(27.7)	(16.2)%	(5.5)	(3.7)%	445.8	546.2	(100.4)	(18.4)%

Long distance	36.1	40.3	33.1	(4.2)	(10.4)%	3.0	9.1%	104.0	133.7	(29.7)	(22.2)%
Data	4.8	6.5	5.1	(1.7)	(26.2)%	(0.3)	(5.9)%	15.3	22.0	(6.7)	(30.5)%
Local	14.1	4.9	10.6	9.2	187.8%	3.5	33.0%	33.2	11.4	21.8	191.2%

Residential	55.0	51.7	48.8	3.3	6.4%	6.2	12.7%	152.5	167.1	(14.6)	(8.7)%

Total	198.6	223.0	197.9	(24.4)	(10.9)%	0.7	0.4%	598.3	713.3	(115.0)	(16.1)%

Variance from Prior Year’s Third Quarter

Revenue in the third quarter of $198.6 million decreased by $24.4 million, or 10.9%, compared to the third quarter of 2001.

Business revenue declined by $27.7 million compared to the prior year’s third quarter. A decrease in business long distance and data revenue of $19.0 million and $13.1 million respectively was partially offset by a $4.4 million increase in local revenue. The $19.0 million decline in long distance revenue was primarily the result of a 21.0% decrease in average revenue per minute (“ARPM”) since last year, which lowered revenue by $23.7 million year over year. This price decline was partially offset by 4.3% higher long distance volume that contributed $4.7 million of additional long distance revenue. Although the decline in business ARPM was broadly based, lower international carrier pricing in particular contributed to the decrease. Business data customers lost to bankruptcy or migration onto their own networks, as well as pricing pressure, accounted for most of the $13.1 million data revenue decline. An increase of approximately 13,000 business lines since last year to 28,700 lines at September 30, 2002, accounted for the $4.4 million improvement in local revenue.

Residential revenue increased by $3.3 million compared to the prior year’s third quarter, as higher local revenue more than offset lower long distance and data revenue. Long distance revenue declined $4.2 million primarily due to the 47,300 decline in residential long distance customers in the past twelve months from 525,100 to 477,800 customers. Modestly higher residential ARPM, caused by an increase in foreign long distance traffic and a new consumer service access fee, partially offset the customer count decline. Residential data revenue fell $1.7 million as the number of dial-up customers declined from 100,700 to 78,800 at September 30, 2002 — primarily as a result of customers switching to high-speed offerings. However, an increase of approximately 91,000 local residential lines, from 39,000 lines twelve months ago to over 130,000 lines at September 30, 2002, increased residential local revenue by $9.2 million.

Variance from Prior Year’s Nine Months Ended September 30

Year to date revenue declined $115.0 million or 16.1% to $598.3 million compared to $713.3 million in the prior year.

The reasons for the $115 million decline related primarily to lower business ARPM, a decline in the number of residential long distance customers being partially offset by a significant increase in the number of business and residential local customers. An additional factor contributing to the decline was the re-negotiation of the pricing of certain international settlement agreements with other carriers. This lower pricing accounted for $7.9 million of the year to date decline.

Variance from Preceding Quarter

Revenue this quarter was up $0.7 million or 0.4% from the second quarter of 2002. This is the first sequential revenue increase in 10 quarters.

Residential revenue increased by $6.2 million of which $3.5 million was from the addition of 22,700 net new local lines. An increase in volume and the implementation of a monthly network access fee in July increased residential long distance revenue by $3.0 million. Residential revenue growth is expected to slow in the fourth quarter primarily for two reasons. First, Call-Net generally reduces its advertising and telemarketing efforts during the fourth quarter as it is more difficult to acquire new customers during this period because of consumers pre-occupation with other seasonal shopping activities. Second, the revenue gain in the third quarter resulting from the increased network access fee will not be repeated in the fourth quarter.

Business revenue fell $5.5 million as a $3.4 million and $3.3 million decline in long distance and data revenue respectively, were partially offset by a $1.2 million increase in local revenue. Lower pricing was the primary factor contributing to the decline in long distance and data revenue. Call-Net intends to continue pursuing local and on-net data business with the expectation that the growth in these revenue sources should help it keep pace with the anticipated revenue decline from continued pricing pressure on long distance and data in the fourth quarter.

Carrier Charges and Gross Profit

Call-Net’s carrier charges as a percentage of revenue have been increasing over the past year. Gross profit as a percentage of revenue has declined from a peak of 48.5% in the second quarter of 2001 to a low of 40.2% in the second quarter of 2002. In the third quarter this trend reversed as price reductions related to the May 30 price cap decision lowered Call-Net’s carrier charges by an estimated $8.0 million. Of this reduction, $6.0 million related to services in the current quarter and $2.0 million related to a retroactive pricing adjustment for services received and paid for in the prior quarter. A higher volume of international long distance minutes increased carrier charges paid to foreign telecommunication service providers this quarter, partially offsetting the price cap savings. In aggregate, carrier charges declined by $4.5 million resulting in a modestly improved gross profit margin of 42.6% in the third quarter.

Call-Net’s gross profit margin, for the nine months ended September 30, 2002, at 41.7% was materially lower than last year’s 47.0%. The year to date erosion in gross profit margin related primarily to two dominant continuing factors:

•	heightened price competition in both the data services and business long distance markets in Canada and international carrier market that has driven both data and long distance pricing steadily lower, and

•	the Company is unable to drive a similar amount of costs out per unit or per minute of its inherently fixed cost operating network infrastructure.

These factors are expected to continue to put pressure on the gross profit margin in the future.

Call-Net was very disappointed with the price cap decision, as it did not provide an immediate significant decrease in the amount payable to the incumbents for their services. While additional tariff relief is likely in the future, pricing pressure is as well. Consequently, the Company expects its gross margin will not improve much beyond 44% and may decline further unless the CRTC determines it is appropriate to expand the cost plus approach in respect of pricing Digital Network Access to services not initially included in the price cap decision. While proceedings resulting from Call-Net’s subsequent applications may result in further relief to the Company retroactive to June 1, 2002, the timing and magnitude of relief from these proceedings is uncertain.

Operating Costs

Operating costs increased by $3.9 million to $69.7 million in the third quarter of 2002, from $65.8 million in the third quarter of 2001. The new $4.8 million royalty payment to Sprint Communications Company L.P. (“Sprint”), accounted for most of the increase.

Year to date, operating costs are up $11.1 million. The main contributing factors were higher advertising and marketing expenses in the first six months of the year and other costs associated with the local services growth initiative, as well as Sprint royalty payments totalling $9.7 million. Higher bad debt expense, particularly with carrier customers also contributed to the higher operating costs year to date. These higher costs were partially offset by lower general and administration charges associated with the head count reduction and cost containment program initiated in the second quarter of 2001.

As a result of the cost reduction program announced on June 27, 2002, operating costs declined from $89.2 million in the second quarter to $69.7 million this quarter. This $19.5 million decline related primarily to $8.9 million lower employee costs, $4.9 million lower marketing and advertising costs and $6.2 million lower bad debt expense. Employee and certain other out of pocket expenses are expected to continue to trend somewhat lower in the fourth quarter. However, the substantial headcount reduction of early July will not be replicated so the amount of sequential improvement will be more modest. Similarly, as the Company’s bad debt experience returned to a normal level, after a sharp increase in the second quarter, a further sequential improvement in the fourth is unlikely. Accordingly, Call-Net expects operating costs will decrease only modestly in the fourth quarter below the 35.1% of operating costs to revenue ratio achieved in the third quarter.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation and amortization is a financial metric used by many investors to compare companies in the telecommunications industry on the basis of operating results and the ability to incur and service debt. The disclosure of EBITDA is not intended to replace, but only augment, the discussion of financial results from operations or cash flow. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Before unusual items, Call-Net’s EBITDA was $15.0 million compared to a loss before interest, taxes depreciation and amortization of $9.7 million in the previous quarter and EBITDA of $37.1 million in the third quarter of 2001. The $24.7 million sequential improvement from the second quarter related primarily to the $19.5 million lower operating expenses discussed above. A $4.5 million decrease in carrier charges compared to the previous quarter also contributed to the sequential improvement.

The year over year $22.1 million EBITDA decline related to a $24.4 million decline in revenue and a 3.5% lower gross margin, primarily resulting from aggressive price competition in the long distance and data services market. Operating costs also increased by $3.9 million this quarter compared to the same period last year. The $4.8 million royalty payment to Sprint contributed to this increase.

Year to date, EBITDA before unusual items declined by $97.0 million to $17.2 million. This decline was primarily the consequence of $115 million lower revenue and a 5.3% lower gross profit margin as a result of pricing pressure in both long distance and data. An $11.1 million rise in operating costs related primarily to $9.7 million of new Sprint royalty payments, accounted for the rest of the EBITDA decline.

Depreciation and Amortization

Depreciation and amortization decreased to $40.5 million this quarter from $52.8 million in the third quarter of 2001 primarily because of the write-off of goodwill at the end of the third quarter of 2001. Year to date depreciation and amortization declined $47.9 million, primarily because of the goodwill write-off.

Depreciation is expected to decline somewhat in future as Call-Net intends to limit its capital expenditures to the amount necessary to maintain its current network and infrastructure until the telecom market or regulatory environment improves.

Interest on Long-Term Debt

In the third quarter of 2002, interest on long-term debt was $15.5 million compared to $56.9 million in the same period of 2001. This $41.4 million decrease is the result of the Plan of Arrangement reducing Call-Net’s long term debt by more than $2.0 billion effective April 10, 2002. Interest expense in the fourth quarter is expected to decline by a further $2.9 million to approximately $12.6 million as result of the purchase for cancellation of U.S. $77.5 million of senior secured notes late in the third quarter.

Interest and Other Income (Expense)

Call-Net’s interest and other income (expense) for the third quarter decreased from income of $2.6 million in 2001 to an expense of $1.3 million in 2002. The decrease is due to lower interest income from the Company’s short-term investment portfolio year over year as the portfolio’s size declined and short-term interest rates fell to approximately 2%. Call-Net’s short-term investment portfolio has declined primarily because of its investment in fixed assets exceeded the cash provided by its operations and because it made net cash payments of approximately $128 million in conjunction with the Plan of Arrangement.

Foreign Exchange Gain (Loss)

Call-Net’s foreign exchange loss for the third quarter was $25.7 million as a 4.4% depreciation of the Canadian dollar against the U.S. dollar increased the Canadian dollar equivalent of the Company’s unhedged U.S. $299.5 million long-term debt outstanding at September 30.

Call-Net currently does not intend to hedge any portion of its U.S. $299.5 million senior secured notes. Consequently it will continue to be at risk in respect of currency fluctuations.

Income Taxes Benefit (Expense)

Income taxes expense of $0.5 million this quarter compared unfavourably to the $0.5 million benefit in the third quarter of 2001. The $1.0 million variance was primarily due to the adjustment in the value of the future tax liability to nil as part of the comprehensive revaluation of assets and liabilities as at April 1, 2002.

Net Income (Loss)

Call-Net’s net income in the third quarter was $29.1 million compared to net loss of $1.26 billion in the third quarter of 2001. Unusual gains of $97.6 million this quarter compared to $1.096 billion in unusual losses in the third quarter of last year accounted for most of the $1.29 billion variance. Note 12 to the interim financial statements outlines the nature of these unusual items. Other factors accounting for the year over year improvement were a $67.6 million decline in the foreign exchange loss, a $41.4 million decline in interest expense and a $12.3 million decline in depreciation and amortization expense. These positive factors were partially offset by a $22.1 million decline in EBITDA before unusual items.

Year to date, Call-Net’s $125.1 million net loss was $1.30 billion lower than the $1.43 billion loss for the same period of the prior year. The primary reasons for the favourable variance were unusual gains of $97.6 million this year compared to $1.10 billion of unusual loss last year. A $0.1 million foreign exchange gain this year compared to a $117.7 million loss last year and lower amortization expense and lower interest expense resulting from the Plan of Arrangement’s $2.0 billion reduction in debt also all contributed to the year to date improvement. These favourable factors were partially offset by a $97.0 million decrease in EBITDA before unusual items and a $15.0 million reduction in interest and other income.

Financial Condition, Liquidity and Capital Resources

Since December 31, 2001, Call-Net’s total assets of $1.5 billion and liabilities of $2.9 billion have declined to $945.8 million and $672.8 million respectively primarily for four reasons. First, Call-Net completed a Plan of Arrangement on April 10, 2002 to recapitalize the Company. This recapitalization resulted in Call-Net noteholders surrendering $2.6 billion of Senior Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, approximately $128 million in cash and 80% of the equity in the recapitalized Company. This surrender of debt was also the primary factor resulting in Call-Net’s shareholders’ deficit, of $1.4 billion at December 31, 2001, becoming shareholders’ equity of $277.4 million at September 30, 2002. Second, as a result of the recapitalization, Call-Net was required to comprehensively revalue its assets and liabilities pursuant to Section 1625 of the CICA Handbook resulting in a capital assets write-down of $89.7 million. Third, Call-Net’s revenue has declined since December 31 and its accounts payable, accrued liabilities and accounts receivable have decreased substantially in line with the lower revenue and financial performance. Fourth, in the third quarter Call-Net’s other current assets declined by $55.9 million mainly since the Company received funds out of escrow. These funds were largely re-deployed in the third quarter to buy back US $77.5 million of Senior Secured Notes and to exercise Call-Net’s option in respect of an early buyout under a lease agreement.

At September 30, 2002, Call-Net’s current assets were $214.8 million and its current liabilities were $159.7 million. Net working capital at $55.1 million was $261.5 million less than the $316.6 million at December 31, 2001. The primary reasons for the $261.5 million decrease was the net cash payments of approximately $128 million under the Plan of Arrangement, the $29.7 million cost of purchasing U.S. $77.5 million of senior secured notes and the cash used to fund both operating costs and capital expenditures related substantially to the local growth initiative. These factors were also the primary reasons that cash, cash equivalents and short-term investments at September 30, 2002 totaled $118.5 million compared to $335.9 million at December 31, 2001. At September 30, 2002, $115.7 million of these funds were invested in liquid, highly rated Canadian dollar denominated securities.

Call-Net’s $118.5 million of liquid financial assets comprise substantially all of the Company’s liquidity and a significant portion of its capital resources. The Company believes, based on the reduced the level of capital, marketing and provisioning investment in it business, these resources and projected future cash flow from operations are sufficient to finance its current business plan.

With the exception of cash collateralized letters of credit totaling less than $1 million, Call-Net had no operational bank lines at September 30, 2002.

At September 30, 2002, the Company had $513.1 million of long-term liabilities compared to $2.6 billion at December 31, 2001. On April 10, 2002, all of the debt outstanding at December 31, 2001 was extinguished under the Plan of Arrangement. Under the Plan the Company issued a new U.S. $377.0 million 10.625% senior secured note maturing December 31, 2008. These notes do not contain any financial covenants that could cause the maturity date on the debt to be accelerated. In the third quarter of 2002, Call-Net purchased for cancellation U.S. $77.5 million of these notes in the open market at a cost of $29.7 million.

While secured against all assets of the Company and its subsidiaries, the senior secured notes allow Call-Net to issue up to U.S. $175 million of debt with a lien on receivables and fixed assets senior in priority to the notes. At September 30, 2002, no such debt was issued or outstanding.

Cash Flow

In the third quarter of 2002, Call-Net’s cash and cash equivalents decreased $44.0 million while short-term investments decreased $0.1 million, for a net decrease of $44.1 million in liquid financial resources in the quarter.

Year to date, excluding the impact of the net amounts paid under the Plan of Arrangement of approximately $128 million, Call-Net’s cash and cash equivalents increased $115.3 million while short-term investments decreased $204.7 million, for a net decrease of $89.4 million in liquid financial resources.

Cash Flow from Operating Activities

In the third quarter of 2002, Call-Net’s operating activities, before changes in non-cash working capital, used $2.4 million of cash compared to providing $12.6 million of cash in the third quarter of 2001. Lower cash operating profitability, as discussed under the heading EBITDA, was partially offset by $0.6 million lower cash interest payment quarter over quarter.

Non-cash working capital changes provided $1.3 million of cash in the third quarter of 2002 compared to the $5.8 million provided in the third quarter of 2001. The third quarter release of $55.4 million of funds held in trust was largely offset by $44.5 million decline in accounts payable and accrued liabilities and a modest increase of $2.6 million in account receivables. The decline in short-term liabilities related primarily to the timing on interest payments, cash payments in respect of the restructuring and downsizing announced on June 27, 2002, the reduction of a short-term lease obligation and lower carrier charge accruals at September 30 compared to June 30.

Year to date, before changes in non-cash working capital, Call-Net used $57.9 million in its operating activities compared to providing cash of $41.8 million in the same period in 2001. This $99.7 million decline related primarily to the factors affecting operating profitability outlined under the EBITDA heading above. This lower EBITDA was partially offset by lower cash interest payments in 2002 compared to 2001 because of the reduction in debt associated with the recapitalization.

Call-Net expects cash flow from operating activities, before changes in non-cash working capital, for the remainder of the year will be positive. However, after the changes in non-cash working capital related primarily to the interest payment due on December 31, 2002 operating activities are expected to use a modest amount of cash during the remainder of 2002.

Cash Flow from Investing Activities

Investment activities in the third quarter used $12.7 million of cash compared to using $276.5 million in the third quarter of 2001. However, after adjusting for short-term investment activities, Call-Net used $12.8 million for long-term investment activities in the third quarter, $1.1 million lower than in the previous year. The investment activity in the third quarter, related primarily to the local growth initiative, has now been curtailed because of the disappointing price cap decision and difficult market conditions. During the third quarter of 2002, the Company realized proceeds of $8.9 million from the disposal of assets under an agreement to settle a number of outstanding matters relating to fibre swaps and from the sale of intangible rights under a licensing agreement. The Company received proceeds of $0.9 million from the disposal of assets in the same quarter in 2001.

Investment activities year to date provided $142.0 million of cash compared to using $246.2 million in the first nine months of 2001. Call-Net used a net $60.1 million of cash investing in capital assets this year compared to $34.2 million in the first nine months of 2001. This $25.9 million increase related primarily to Call-Net having received $29.0 million less in net proceeds on the disposal of capital assets this year than in the comparable period of 2001.

For the remainder of 2002, Call-Net expects to invest less than $10 million in capital assets. Investment in capital assets will be limited almost entirely to maintenance projects.

Cash Flow from Financing Activities

Financing activities in the third quarter used $30.2 million of cash compared to $1.6 million in the third quarter of 2001. The increased use of cash relates primarily to the $29.7 million used to buy back U.S. $77.5 million of senior secured notes in the open market.

Financing activities year to date used $30.6 million compared to providing $0.8 million in the comparable period of 2001. The increased use of cash relates primarily to the $29.7 million used to buy back U.S. $77.5 million of senior secured notes in the open market.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make similar market purchases of senior secured notes in the future depending upon market opportunities, capital requirements and its liquidity needs.

Outlook

The markets Call-Net operates in, particularly the business market continue to be highly competitive. This increased level of competitive activity relates primarily to the efforts of Canada’s two largest incumbent carriers to gain meaningful market share in the others traditional geographic market. Consequently, the price in the business markets for both long distance and data continues to erode. As result of this ILEC driven price war, Call-Net is forced to match the lower price offers or lose portions of its business base. To date Call-Net has generally been able to maintain its relationships but at a continuously lower average revenue per minute. In the third quarter, Call-Net was able to offset its long distance and data revenue loss by growing its local services offering. Call-Net expects this trend to continue in the fourth quarter, as higher local service revenue will be offset by declines in long distance and data revenue. Accordingly, Call-Net expects little, if any, revenue growth in the fourth quarter. Particularly as the consumer local initiative, already curtailed because of modest immediate cost savings provided by the price cap decision, will be further reduced in recognition that the consumer’s attention is focused elsewhere in the fourth quarter.

Call-Net was satisfied with its ability to lower its operating costs in the third quarter. However, carrier charges continue to be higher than the Company can afford if it is to internally fund the expansion of its business. Call-Net will continue to contain and reduce its operating costs wherever it can. Modest improvement in operating costs is expected in the fourth quarter. Call-Net is also working at lowering controllable carrier costs and some improvement is expected in the fourth quarter. However, almost half of Call-Net’s carrier charges are paid to Canada’s incumbent carriers. Accordingly, without further relief from the CRTC in the form of expanding the Digital Network Access services covered by cost plus pricing, the gross margins achievable today will only be adequate for Call-Net to maintain, rather increase its investment in local and other facilities.

Call-Net expects the combination of flat revenue and modestly lower carrier charges and operating expenses will result in a further EBITDA improvement of $5 to 10 million in the fourth quarter. Based on this expectation, and a planned investment program of less than $10 million, Call-Net believes it will be cash flow self-sufficient after investment activities, but before changes in non-cash working capital. After changes in non-cash working capital, related primarily to the interest payment on December 31, Call-Net expects to use a modest amount of its liquidity and capital resources in the fourth quarter.

Call-Net believes it must continue to focus on becoming cash flow self-sufficient. Until business, regulatory or financial market conditions improve Call-Net’s strategy will be primarily defensive. Call-Net will continue to contain its operating and capital costs to levels necessary to maintain its business and network, while focusing on improving its operations rather than expanding them. Based on this strategy, Call-Net believes it should be able to reach its goal of cash flow self-sufficiency in the first quarter of 2003.